Exhibit 99.7

Notice to KSOP Participants

TO:	All Participants with an investment in First Financial Stock in the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (“KSOP”) in their KSOP accounts

FROM:	Plan Administrator

DATE:	[●], 2014

RE:	Important Information Related to Share Exchange Between First Financial Service Corporation and Community Bank Shares of Indiana, Inc.

Background

As you may already know, the boards of directors of First Financial Service Corporation (“First Financial”) and Community Bank Shares of Indiana, Inc. (“Community”) have agreed to a transaction in which Community will acquire all of the outstanding common stock of First Financial through a statutory share exchange. The shareholders of First Financial and of Community must also approve the share exchange.

As a shareholder in First Financial, the KSOP trustee has a right to vote each First Financial share held by the KSOP at an upcoming special shareholders meeting. As a KSOP participant, you have the right to direct the KSOP trustee as to how to vote the First Financial shares allocated to your KSOP account. To provide that direction, you need to be informed about the material terms of the transaction that triggers this right to direct the KSOP trustee and the details regarding the voting direction process.

Several things are attached to this Notice:

•	A joint proxy statement-prospectus (the “Proxy Statement”) provided by First Financial and Community to all of their shareholders describing the terms of the proposed transaction
•	A KSOP participant Proxy Card for you to indicate your vote and direction to the KSOP Trustee. Broadridge, which confidentially tabulates the votes for the KSOP trustee, must receive your Proxy Card by [●], 2014.

This Notice and its attachments provide important information summarizing the proposed share exchange, which will affect the value of your retirement assets within the KSOP. Please read this Notice and review the attachments carefully.

Overview of Share Exchange and its Impact on the KSOP

If the share exchange is approved by the shareholders of First Financial and of Community, each share of First Financial common stock will be exchanged for the “share exchange consideration” based on the Exchange Ratio described in the next sentence. Unless there is an adjustment, First Financial shareholders, including the KSOP, will receive 0.153 shares of Community common stock for each share of First Financial common stock that they hold as of[●], 2014 (the “Record Date”). The 0.153 Exchange Ratio can be adjusted downward if First Financial does not meet either of two financial thresholds described in the Proxy Statement.

After the share exchange, First Financial will be merged into Community; therefore, First Financial will terminate the KSOP effective the day before the closing date of the share exchange. If you have First Financial shares allocated to your account in the KSOP, you should be aware of your rights and options in light of the share exchange. Your rights and options are described in this memo and in the Proxy Statement.

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When the share exchange occurs, First Financial shareholders will become shareholders of Community, and Community will become the owner of First Federal Savings Bank. After the share exchange, First Federal Savings Bank will be merged into Community’s subsidiary Your Community Bank. The share exchange and bank merger transactions may cause some First Federal employee positions to be eliminated over time, but the transactions themselves do not terminate employment of any employee. First Financial and then Your Community Bank will continue to employ employees “at will,” meaning that employees or the banks can terminate employment in a position at any time.

Please review the Proxy Statement for detailed information about the reasons for the proposed share exchange, the impact on First Financial and its shareholders, financial information about both First Financial and Community, dissenters’ rights, risk factors, and other important information. The First Financial Board of Directors obtained two fairness opinions and considered many factors, as described in the Proxy Statement, before it approved the share exchange and decided to recommend the share exchange to its shareholders generally. (No recommendation is made to KSOP participants.)

KSOP participants who have questions about the voting process or any information in this memo or in the Proxy Statement can contact Susan Simmons at (270) 765-2131.

KSOP Termination and Distribution of Assets

FFKY Shares Exchanged for Community Shares. If the share exchange is approved, First Financial shares in your KSOP account on the closing date of the share exchange will be exchanged for Community shares pursuant to the Exchange Ratio – i.e., your First Financial shares in the KSOP will become Community shares.

The KSOP termination will continue and the KSOP’s assets will be distributed to participants once IRS approval of the KSOP termination is received. It is expected that distribution of all KSOP accounts will be made within three months after the share exchange. All participants accounts will become 100% vested as of the KSOP termination date.

Termination; IRS Approval and Vesting. Immediately after the share exchange, the KSOP “termination date” will be set as the day before the share exchange in accordance with IRS requirements. The “termination date” is the date contributions to the KSOP must cease and all accounts will be 100% vested. No contributions can be made to the KSOP by employees or by First Financial for compensation earned after the termination date. Distributions will not be made until IRS approval of the KSOP termination is received. It is expected that First Financial employees will enroll in a Community 401(k) plan after the share exchange.

Distribution Options after Termination. Participants will have a number of choices about how to take their distribution from the KSOP when it terminates. You can elect to roll your distribution to an IRA or to the Community 401(k) Plan, or you can elect to take your account in a taxable distribution paid directly to you. Generally, your rollover or taxable distribution can be in the form of Community stock or cash. Keep in mind, however, that if you elect a rollover to the Community 401(k) plan, that rollover must be in cash. The Community 401(k) plan does not allow employer stock investments. If you desire to rollover to an IRA, you will need to determine if that IRA accepts stock or only accepts cash.

Daily Investment Options – Stock or Cash. The KSOP allows you to elect changes in your KSOP investments on a daily basis, so you can elect out of the First Financial stock investment and elect different investment options for your KSOP account at any time before the share exchange, and you can elect out of the Community stock investment at any time after the share exchange. Once a date for final distribution of KSOP accounts is set, the Community stock investment in the KSOP will be sold shortly before the final distribution date, except to the extent you elect that distribution of any Community shares held in your account be made in Community shares (which you may elect if you choose to rollover your distribution to an IRA that accepts stock or if you choose to accept the Community shares as a taxable distribution).

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Unless you plan to elect a distribution or rollover of Community stock, you may want to consider when to elect out of your First Financial stock investment in the KSOP, or, after the share exchange, your Community stock investment. Market values go up and down based not only on factors related to First Financial and now Community, but also based on factors related to the market generally and to financial institutions generally. Many of these factors are described in the Proxy Statement. Knowing that the KSOP termination is coming if the share exchange is approved by shareholders, you should consider these aspects of your continuing KSOP investments. Please remember, if you choose to take a cash distribution from the KSOP and you have not elected out of your First Financial or Community stock investment, the KSOP trustee will sell the shares and the sale price could be impacted by market volatility. Based on current KSOP holdings of First Financial stock, assuming participants do not elect out of the stock investment, there will be a relatively large volume of Community shares that will need to be sold by the KSOP (compared to the daily trading volume), and that could create price volatility.

Tax Implications. You will receive more information about the KSOP termination, your distribution rights, and the tax impact of your distribution shortly after the share exchange. In general terms, a rollover to an IRA or to the Community 401(k) plan will not trigger current taxation of your plan benefits, while a distribution directly to you will be subject to income taxes and, if you are under age 59½, a 10% excise tax on early distribution. Some participants still have after-tax contribution accounts, and only earnings on those accounts will be taxable. Some participants have Roth accounts which are subject to special tax rules. You may also want to contact your personal tax advisor to discuss your options and how tax rules apply.

KSOP Participants’ Role in the Share Exchange Decision

The KSOP holds a little less than 3% of First Financial’s outstanding stock. The KSOP trustee is the “record holder” of the KSOP stock, but the law and KSOP documents guide the KSOP Trustee as to how to deal with the shares on behalf of KSOP Participants. While other First Financial shareholders vote directly on the share exchange, each KSOP participant directs the KSOP trustee how to vote his or her shares in the share exchange vote. Your First Financial stock is publicly traded and may be sold at any time on the open market. If you sell your First Financial stock before the Record Date, you will not have the right to vote your First Financial Shares. However, if you retain the shares as of the Record Date, you have the right to vote your shares with respect to the share exchange proposal and two other items not related to the KSOP, as described in the Proxy Statement. With respect to the share exchange proposal, you have the right to vote your shares (i) in favor of the share exchange, (ii) against the share exchange, or (iii) abstain from voting. Also, if you direct the Trustee to vote the First Financial shares allocated to your KSOP accounts against the share exchange or if you abstain from voting on the share exchange proposal, you may direct the KSOP trustee to exercise dissenters’ rights with respect to your shares.

Under Kentucky law, a First Financial shareholder entitled to vote on the share exchange proposal may dissent and obtain payment of the fair value of his or her shares. Fair value is generally determined as of the day before the share exchange was announced on April 22, 2014, unadjusted for later changes in value in anticipation of the share exchange. You can only elect dissenter’s rights for shares that were held in your KSOP account on April 21, 2014. If dissenters rights are exercised, the First Financial shareholders approve the share exchange proposal, the Community shareholders approve the stock issuance proposal, and the share exchange is consummated, the fair value will be paid by Community shortly after the share exchange. Generally, dissenters’ rights are a shareholder’s sole remedy for objecting to the share exchange.

If you have First Financial shares in your KSOP accounts, you may direct the KSOP trustee to exercise dissenters’ rights on your behalf. Exercising your dissenters’ rights would allow your KSOP account to receive cash for your shares shortly after the share exchange. As described above in the “KSOP Termination and Distribution of Assets” section, there may be market volatility when the KSOP trustee sells the Community shares for participants who have elected distribution in cash when the KSOP terminates. But, the fair value before the share exchange was announced may well be less than the value of the Community shares to be received if dissenter’s rights are not exercised, so KSOP participants may not want to elect dissenters’ rights for their KSOP shares.

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The following is a summary of your options and rights:

Action Taken	Timeframe
You can elect out of your investment in First Financial shares in the KSOP at any time for the current market price; you will not have the right to vote your First Financial shares if they are not an investment in your KSOP account on the Record Date	Up to the Record Date
You gain the right to direct the KSOP trustee how to vote your First Financial KSOP shares	On Record Date
If you have First Financial shares in the KSOP on the Record Date, you may vote for the share exchange, against the share exchange, or abstain from voting. You may also exercise dissenters’ rights if you vote against the share exchange or abstain.	Use Proxy Card and return by [●], 2014; you must have owned your First Financial shares before April 22, 2014 to exercise dissenters’ rights
Effective Date of KSOP termination	Day before Share Exchange
Share exchange occurs – First Financial shares exchanged for Community Shares according to Exchange Ratio (see Proxy Statement for more detail on dissenters rights process if that is elected)	The date of the share exchange is called the closing date
KSOP distributions made, after sale of Community stock for accounts to be distributed in cash, per participant elections	As soon as practicable after termination and receipt of IRS letter

How to Vote the First Financial Shares in your KSOP Accounts

If you have First Financial shares allocated to your KSOP accounts, you have the right to direct the KSOP trustee how to vote those shares using the enclosed proxy card. The KSOP trustee will vote your KSOP shares as instructed on the proxy card and your vote will be kept confidential and will not be disclosed to First Financial. The KSOP trustee and First Financial make no recommendation to you as to what directions you should deliver with respect to the vote on the share exchange and whether to exercise dissenters’ rights.

The KSOP trustee will not vote your shares if no instructions were given by you, and will not exercise dissenters rights for those shares.

Please return your proxy card to Broadridge Financial Solutions, Inc. as instructed on the proxy card, no later than [●], 2014 by 5:00 p.m., Eastern Time. Broadridge tabulates the votes and provides the voting instructions given by KSOP participants to the KSOP trustee.

When you direct the KSOP trustee about voting your First Financial shares in your KSOP account, you have three choices on the vote, and the choice to elect dissenter’s rights. You may direct the KSOP trustee to:

1. vote for the share exchange proposal

2. vote against the share exchange proposal

3. abstain from voting on the share exchange proposal

4. exercise dissenter’s rights for all of your KSOP shares (only available if you do NOT vote in favor of the share exchange proposal AND if your KSOP shares were held in your KSOP account on April 21, 2014)

If you have any questions about the KSOP, please contact Susan Simmons at (270) 765-2131.

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